Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: August 1st, 2007

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Press release on third quarter fiscal 2007 earnings

Interim Report

3rd Quarter 2007

EPCOS AG

Interim Report on the Consolidated Financial Statements of EPCOS AG at June 30, 2007

About EPCOS

EPCOS AG is a leading manufacturer of electronic components and modules headquartered in Munich. With its very broad portfolio EPCOS offers a comprehensive range of products from a single source and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, automotive electronics, industrial electronics and consumer electronics. The EPCOS Group has design, manufacturing and marketing facilities in Europe, Asia, and in North and South America.

Electronic components are found in virtually every electrical and electronic product and are indispensible for their flawless operation. Products from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2006 (October 1, 2005, to September 30, 2006), EPCOS posted sales of EUR 1.31 billion. At September 30, 2006, the Company employed about 17,900 people worldwide.

Accounting Principles

EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP).

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our three reportable segments and of the EPCOS Group as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net loss/ income plus (minus) minority interest, provision for income tax and the interest result, net.

EPCOS AG

Q3 2007

Earnings structure significantly improved

•	Sales: EUR 364 million; up 10 percent year on year, unchanged sequentially

•	EBIT: plus EUR 21 million (Q3 2006: plus EUR 15 million; Q2 2007: plus EUR 20 million)

•	All segments contributing significantly to positive earnings

•	Interim results after the first nine months of fiscal 2007: Sales up 11 percent and earnings doubled year on year

The positive business development for EPCOS in fiscal 2007 has continued in the third quarter (April 1 through June 30, 2007).

New orders totaling EUR 357 million again reached the level of the same period a year ago and were only slightly below (minus 2%) the good figure recorded in the previous quarter. At EUR 364 million, sales again achieved double-digit year-on-year growth (plus 10%), as in the first two quarters of the current fiscal year. Sales remained stable on the same high level sequentially, after strong growth in the previous quarter. This was achieved despite the fact that the quarter under review had five fewer accounting days (8%) than the previous one.

Earnings before interest and tax (EBIT) continued their positive development, rising to EUR 21 million – a significant year-on-year increase and a slight sequential rise. It is worth noting that all business segments made a significant positive contribution. The earnings structure across the individual business segments today is much more balanced than it was a year ago.

Cumulative figures for fiscal 2007 to date

After the first nine months of fiscal 2007, sales are up 11 percent year on year to EUR 1.06 billion. In the same period, Group EBIT has nearly doubled to EUR 58 million compared to the first nine months of fiscal 2006.

1. New orders and sales compared with Q2 2007

(EUR million)	Q2 2007	± in %	Q3 2007
New orders	366	–2	357
Sales	365	–0.4	364

1.1. New orders

Customers in the industrial electronics, automotive electronics and telecommunications industries ordered more in Q3 2007 than in the previous quarter. The increase in orders from these industries was more or less offset by a decline in orders from consumer

EPCOS AG

electronics customers. However, it should be remembered that the good order volume from the previous quarter also includes larger longer term orders placed by some customers in this industry. Order volumes from distributors were also down in Q3 following a significant rise in the previous quarter.

The regional spread of new orders reflects no uniform pattern. The order intake from Asia, for example, increased in all industries served except consumer electronics. In Europe without Germany and in the NAFTA region, orders declined overall. New orders from Germany remained unchanged sequentially.

1.2. Sales

The overall stable sales development in Q3 2007 revealed only minor percentage variations in the industries served. Higher sales of products to automotive electronics customers contrasted with lower sales to distributors and telecommunications customers. Sales of components to industrial and consumer electronics customers remained unchanged sequentially.

Regionally, sales remained more or less stable in Germany and the other European countries but declined slightly in Asia and the NAFTA region.

1.3. Sales by business segments

(EUR million)	Q2 2007	± in %	Q3 2007
Capacitors and Inductors	131	+2	134
Ceramic Components	133	+3	137
SAW Components	101	–8	93

In Q3 2007, the Capacitors and Inductors segment again increased sales to EUR 134 million. In particular, demand for aluminum electrolytic capacitors was higher among industrial electronics customers. Sales of inductors also increased, primarily to the automotive electronics industry.

Sales rose further to EUR 137 million for Ceramic Components too. Besides sales of piezo actuators, the sales of sensors and sensor systems in particular, for automotive and industrial electronics applications contributed to this development.

For the Surface Acoustic Wave (SAW) Components segment, sales declined to EUR 93 million in Q3 2007. This year the usual seasonal dip in demand did not occur in Q2 but in Q3.

Since high-end UMTS phones are steadily increasing their market share and EPCOS is even better positioned in this market than for more basic products, EPCOS expects to see a noticeable increase in its sales in Q4. UMTS mobile phones also need more SAW filters than low-end handsets. In addition to discrete filters, EPCOS’ product portfolio for high-end mobile devices also includes a whole series of miniaturized, integrated radio frequency products such as front-end modules and duplexers. For example, EPCOS recently launched the world’s first BAW-SAW duplexer, which combines the benefits of bulk acoustic wave and surface acoustic wave filter technologies in a single hybrid component.

EPCOS AG

2. New orders and sales compared with Q3 2006

(EUR million)	Q3 2006	± in %	Q3 2007
New orders	356	+0.4	357
Sales	330	+10	364

2.1. New orders

New orders from the automotive electronics industry posted double-digit percentage growth in Q3 2007. Growth was also recorded for orders from industrial electronics customers and distributors. By contrast, order volumes from consumer electronics customers in particular decreased.

Whereas growth was recorded for Germany and the other European countries, orders from Asia declined slightly. Order volumes from the NAFTA region dropped by more than 20 percent, mainly due to a lower volume of orders from telecommunications and industrial electronics customers. The weak US dollar too had a noticeably negative impact especially in this region.

2.2. Sales

A more than 40 percent increase in sales of products to the automotive electronics industry was the main reason for the overall double-digit year-on-year sales growth. Sales to industrial electronics customers rose by 10 percent, with products for power engineering and drive systems making a large contribution to this gain. Single-digit percentage growth was posted for sales to distributors.

The strong growth in sales to the automotive and industrial electronics industries had a positive impact on the overall sales development in Germany in particular (over 30%) and the other European countries (over 10%).

2.3. Sales by business segment

(EUR million)	Q3 2006	± in %	Q3 2007
Capacitors and Inductors	124	+8	134
Ceramic Components	106	+29	137
SAW Components	100	–8	93

In Q3 2007, positive year-on-year sales development continued for both the Ceramic Components and the Capacitors and Inductors segments.

Growth was strongest for the Ceramic Components segment, where sales climbed 29 percent. Piezo actuators were the key factor in this development. Sales growth was also driven by business with sensors and sensor systems that are used to measure temperatures. In the industrial electronics, automotive electronics and household appliances industries, demand for sensor products was stronger than in the previous year.

EPCOS AG

For the Capacitors and Inductors segment, sales were up 8 percent. As in the previous quarter, strong demand for aluminum electrolytic capacitors and inductors was the mainstay of this positive development.

Sales for the SAW Components segment declined by 8 percent, mainly because of weaker demand for SAW filters for mobile communications applications and because of double-digit price erosion in percentage terms. On the whole, sales of radio frequency modules for mobile phones (front-end) and for notebook PCs (wireless LAN) reached the same level as in the previous year. In the current fourth quarter of fiscal 2007 EPCOS expects a noticeable increase in demand.

3. Earnings

3.1. EBIT by business segment

(EUR million)	Q3 2006	Q2 2007	Q3 2007
Capacitors and Inductors	–0.4	+4.4	+5.0
Ceramic Components	+3.0	+4.6	+7.9
SAW Components	+12.4	+10.5	+8.2

All business segments achieved substantially positive earnings before interest and tax (EBIT) in Q3 2007. Today, EPCOS’ earnings have a much broader and more solid basis than they did a year ago.

In the Capacitors and Inductors segment, EBIT improved further to plus EUR 5.0 million due to the higher sales volume. This figure includes expenses of EUR 1.3 million incurred to restructure the segment’s site in Málaga, Spain. There, restructuring is proceeding according to plan. A sales contract has now been signed for the real estate in Málaga, and the corresponding entry will soon be made in the land register. EPCOS will receive a payment towards the purchase price before the end of fiscal 2007. However, under US GAAP, the proceeds from this transaction can be recognized as income only when EPCOS moves off the premises, i.e. in about 18 months. The headcount reduction and preparations for the move to a smaller location near Málaga are on schedule.

Ceramic Components too once again significantly increased its EBIT to EUR 7.9 million in the quarter under review. This was mainly due to higher sales.

For SAW Components, EBIT declined to EUR 8.2 million in Q3 2007 due to lower sales volumes and ramp-up costs for modules for automotive electronics applications.

3.2. Group earnings

(EUR million)	Q3 2006	Q2 2007	Q3 2007
EBIT	+15.0	+19.5	+21.1
Net income	+13.9	+14.6	+17.2
Earnings per share (EUR)	+0.21	+0.22	+0.26

EPCOS AG

Group EBIT improved further to EUR 21.1 million in Q3 2007. Net income was EUR 17.2 million. Earnings per share were plus 26 eurocents.

Net cash flow stood at plus EUR 27 million in Q3 2007, essentially due to positive net income. A reduction in net current assets also influenced net cash flow.

4. Outlook

In Q4 2007 EPCOS expects a sales increase and a further improvement of EBIT.

Demand for products for entertainment electronics equipment and mobile communications devices should revive in Q4 2007 as Christmas business begins and as the volume of UMTS phones continues to increase. At the same time, plant vacations should lead to a temporary dip in sales of products to automotive electronics customers.

For fiscal 2007 as a whole this should result in a sales growth of around 10 percent and approximately a 70 percent increase in EBIT year on year.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects,” “anticipates,” “intends,” “will,” or similar expressions are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate. They are subject to a number of external risk factors, over which EPCOS has very limited influence. They may include slower growth in significant markets, changes in our customers’ industries, changes in our relationships with our customers, the ability to realize cost reductions, or general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months and 9 months ended June 30, 2007 and 2006

(EUR thousand, except per share data)

	3 months ended		9 months ended
	2007	2006	2007	2006
Net sales from continuing operations
Third parties	362,555	327,765	1,059,346	863,030
Related parties	920	2,687	3,284	96,254

Total net sales	363,475	330,452	1,062,630	959,284
Cost of goods sold	(297,448)	(270,136)	(870,184)	(793,138)

Gross profit	66,027	60,316	192,446	166,146

Research and development expenses	(17,969)	(19,077)	(52,023)	(54,392)
Marketing and selling expenses	(25,389)	(25,300)	(76,725)	(79,554)
General and administrative expenses	(3,600)	(3,667)	(10,502)	(10,697)

	(46,958)	(48,044)	(139,250)	(144,643)

Operating income	19,069	12,272	53,196	21,503
Interest income	1,401	1,472	4,976	2,977
Interest expense	(2,670)	(3,465)	(9,392)	(10,486)
Foreign exchange gains (losses), net	(519)	364	(2,395)	1,170
Other income, net	1,621	1,645	5,400	5,376
Share of net income of unconsolidated affiliates	885	732	1,498	1,945

Income from continuing operations before income taxes and minority interest	19,787	13,020	53,283	22,485
Provision for income taxes	(2,466)	986	(8,118)	759
Minority interest	(106)	(87)	(237)	(287)

Income from continuing operations	17,215	13,919	44,928	22,957

Loss from discontinued operations, net of income taxes	(7)	(3,997)	(42)	(12,097)

Net income	17,208	9,922	44,886	10,860

Earnings per share (basic)
Net income from continuing operations	0.26	0.21	0.69	0.35
Net loss from discontinued operations	(0.00)	(0.06)	(0.00)	(0.18)
Earnings per share (diluted)
Net income from continuing operations	0.25	0.20	0.66	0.34
Net loss from discontinued operations	(0.00)	(0.06)	(0.00)	(0.18)
Reconciliation of Income from continuing operations to EBIT
Net income	17,215	13,919	44,928	22,957
Minority interest	106	87	237	287
Provision for income taxes	2,466	(986)	8,118	(759)
Income before income taxes and minority interest	19,787	13,020	53,283	22,485
Interest result, net	1,269	1,993	4,416	7,509

EBIT	21,056	15,013	57,699	29,994

See accompanying notes to unaudited consolidated interim financial statements.	9
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

as of June 30, 2007 and September 30, 2006

(EUR thousand, except share data)

	June 30, 2007	September 30, 2006
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	224,622	268,851
Accounts receivable, net	221,437	217,074
Inventories, net	231,695	213,808
Prepaid expenses and other current assets	42,077	45,264
Deferred income taxes	9,011	6,446
Assets held for sale	68	15,572

Total current assets	728,910	767,015

Property, plant and equipment, net	486,452	493,378
Intangible assets, net	19,217	15,436
Deferred income taxes	100,794	94,036
Other assets	32,869	44,678

Total assets	1,368,242	1,414,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	123,389	153,460
Accrued expenses and other current liabilities	113,597	113,911
Short-term borrowings	43,924	89,265
Current portion of long-term debt	31,548	24,990
Deferred income taxes	22,933	14,424
Liabilities held for sale	—	14,322

Total current liabilities	335,391	410,372

Long-term debt, excluding current installments	180,705	194,752
Pension liabilities	176,219	168,816
Deferred income taxes	16,648	16,827
Other liabilities	44,318	46,027
Minority interest	1,923	2,055

Total liabilities	755,204	838,849

Shareholders’ equity
Share capital, – 96,280,000 (96,280,000) shares authorized, 65,317,000 (65,300,000) shares issued and outstanding at June 30, 2007 (September 30, 2006)	65,317	65,300
Additional paid-in capital	257,246	256,127
Retained earnings	340,251	308,425
Accumulated other comprehensive loss	(49,776)	(54,158)

Total shareholders’ equity	613,038	575,694

Total liabilities and shareholders’ equity	1,368,242	1,414,543

See accompanying notes to unaudited consolidated interim financial statements.	10
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 9 months ended June 30, 2007 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive Income/(loss)	Total shareholders’ equity
Balances as of September 30, 2006	65,300	256,127	308,425	(54,158)	575,694

Comprehensive Income:
Net Income	—	—	44,886	—	44,886
Currency translation adjustment	—	—	—	2,953	2,953
Cash flow hedges (net of tax of 65)	—	—	—	191	191
Reclassification of losses from Cash flow hedges to net income (net of tax of 159)	—	—	—	476	476
Unrealized losses on securities (net of tax of 10)	—	—	—	683	683
Reclassification of losses from securities to net income (net of tax of 26)	—	—	—	79	79

Total comprehensive Income					49,268

Share based payment	—	895	—	—	895
Cash dividends	—	—	(13,060)	—	(13,060)
Issue of share capital	17	224	—	—	241

Balances as of June 30, 2007	65,317	257,246	340,251	(49,776)	613,038

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 9 months ended June 30, 2006

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive Income/(loss)	Total shareholders’ equity
Balances as of September 30, 2005	65,300	254,833	287,248	(50,888)	556,493

Comprehensive Income:
Net Income	—	—	10,860	—	10,860
Currency translation adjustment	—	—	—	(7,535)	(7,535)
Cash flow hedges (net of tax of 132)	—	—	—	(397)	(397)
Reclassification of gains from Cash flow hedges to net income (net of tax of 78)	—	—	—	(235)	(235)
Unrealized gains on securities (net of tax of 114)	—	—	—	428	428

Total comprehensive Income					3,121

Balances as of June 30, 2006	65,300	254,833	298,108	(58,627)	559,614

See accompanying notes to unaudited consolidated interim financial statements.	11
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

for the 9 months ended June 30, 2007 and 2006 (EUR thousand)

	9 months ended
	2007	2006
Cash flows from operating activities
Net income	44,886	10,860
Adjustment to reconcile net loss/income to net cash provided by operating activities
Depreciation and amortization on intangible and fixed assets	85,883	93,970
Provision for doubtful accounts	(108)	45
Loss on sale of property, plant and equipment & investments	397	342
Deferred income tax	(1,702)	(15,675)
Share of net income of unconsolidated affiliates	(1,498)	(1,945)
Minority interest	237	287
Other non cash items	3,477	2,662
Changes in assets & liabilities
Increase in inventories	(10,913)	(14,616)
Decrease/(Increase) in accounts receivable	5,770	(29,824)
Increase in prepaid expenses and other current assets	(880)	(4,691)
(Decrease)/Increase in accounts payable	(46,038)	34,384
(Decrease)/Increase in other liabilities	(3,455)	2,927
(Decrease)/Increase in accrued expenses and other current liabilities	(3,189)	10,504
Increase in pension liabilities	7,497	7,271
Decrease/(Increase) in other assets	2,218	(5,271)

Net cash provided by operating activities	82,582	91,230

Cash flows from investing activities
Capital expenditures	(74,885)	(71,068)
Proceeds from sale of investment securities	13,187	—
Proceeds from sale of equipment	4,609	1,219
Payment for acquisition of business, net	(4,161)	—
Net proceeds from sale/disposition of businesses, net	6,775	68,038
Investments in associated and unconsolidated companies	400	(3,991)

Net cash used in investing activities	(54,075)	(5,802)

Cash flows from financing activities
Net decrease in short-term borrowings	(50,056)	(7,894)
Proceeds from borrowing of long-term debt	1,124	9,049
Principal payments under capital leasing obligations	—	(19)
Principal payments on long-term debt	(10,677)	(12,303)
Dividends paid	(13,060)	—
Issue of share capital	241	—

Net cash used in financing activities	(72,428)	(11,167)

Effect of exchange rate changes on cash	(308)	(1,453)
(Decrease)/Increase in cash and cash equivalents	(44,229)	72,808
Cash and cash equivalents at beginning of fiscal year	268,851	193,438

Cash and cash equivalents at end of period	224,622	266,246

See accompanying notes to unaudited consolidated interim financial statements.	12
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

General explanations

The unaudited interim consolidated financial statements as of and for the three-month and nine-month periods ended June 30, 2007, and 2006 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All intercompany balances and transactions as well as all intra group profits or losses arising from such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006 included in the Company’s Annual Report for 2006.

Related party transactions

In March 2006 Siemens AG sold its 12.5% (plus one share) stake in EPCOS AG. Panasonic Electronic Devices Europe GmbH sold its 12.5% (plus one share) stake in EPCOS AG in October 2006.

Both companies are included in the related party transactions only for the period up to their sale for fiscal 2007 and fiscal 2006.

Options granted to employees

As of October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS No. 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant date, fair-value-based measurement method in accounting for share-based payment transactions. Equity classified awards are measured at fair value at the grant date, whereas related compensation cost is recognized based on the estimated number of instruments to be issued. For its equity classified awards, the Company applies the modified prospective transition method. Under this method, compensation cost recognized in fiscal 2007 includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of October 1, 2005, based on the grant date fair value estimated in accordance with SFAS No. 123, and (ii) compensation cost for all share-based payments granted subsequent to October 1, 2005, based on grant date fair value estimated in accordance with SFAS No. 123R.

In the nine-month periods of fiscal 2007 and 2006 compensation expenses of EUR 0.895 million and EUR 1.035 million, respectively from stock based compensation were recorded.

See note 5 for further information on stock-based compensation.

13
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

2. Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers´ Accounting for Defined Benefit Pension and Other Postretirement Plans. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This Statement requires companies with one or more single-employer defined benefit plans, among other things, to

a.	Recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value and the benefit obligation - in its statement of financial position.

b.	Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs.

c.	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position.

As of September 30, 2006, for the principal pension benefit plans and other postretirement plans, the net amount of actuarial gains and losses and prior service cost and benefits not recognized in equity before related taxes, totaled EUR 15 million.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN No. 48), to create a single model to address accounting for uncertainty in tax positions. FIN No. 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN No. 48 as of fiscal year 2008 as required. The Company is evaluating the effects, if any, the adoption of FIN No. 48 will have on the Company’s financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 is effective for the Company for fiscal years beginning after October 1, 2008, and interim periods within those fiscal years. The Company is in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company does not expect that the adoption of SAB No. 108 will have a significant impact on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted as of the beginning of a fiscal year provided that the entity also early adopts all of the requirements of SFAS No. 157. The Company is currently evaluating whether to elect the option provided for in this standard.

3. Change in tax laws

The recently passed tax reform in Germany will lead to a future reduction of the corporate tax rate from 25% to 15%. Combined with the changes arising from the excise tax, the income tax rate applied for EPCOS AG in Germany will decrease from the current level of 40% to 31.5% as of fiscal year 2008.

4. Discontinued operations

On December 12, 2005, EPCOS signed a contract to sell its Tantalum Capacitor Business Unit to Kemet Corporation, Greenville/USA (“Kemet”). The sale includes the plants in Évora/Portugal and parts of the activities in Munich and Heidenheim/Germany. EPCOS closed the deal transfering it’s Tantalum Capacitor Business on September 30, 2006. The results of the Tantalum Capacitor Business are shown as discontinued operations for all periods presented.

In the nine months ended June 30, 2007 and 2006, the discontinued operations’ net sales were EUR 8.239 million and EUR 68.521 million, respectively. In the three months ended June 30, 2007 and 2006, net sales were EUR minus 0.008 million and EUR 23.220 million, respectively. Loss before income taxes and minority interests reported in discontinued operations amounted to EUR minus 0.065 million and EUR minus 17.832 million, respectively, for the nine months ended June 30, 2007 and 2006. In the three months ended June 30, 2007 and 2006 the loss before income taxes and minority interests was EUR minus 0.013 million and EUR minus 4.002 million, respectively.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

As a component of the Tantalum Business sale a manufacturing and supply agreement was signed. The corresponding assets and liabilities result from the phasing-out process in connection with the supply agreement.

Cash Flows relating to the discontinued operations for nine-month period ended June 30, 2007 amounted to EUR plus 7.9 million. For the nine-month period ended June 30, 2007 cash provided by operating activities amounted to EUR plus 1.1 million and EUR plus 6.8 million in investing activities. Cash Flows relating to the discontinued operations for the nine-month period June 30, 2006 amounted to EUR 60.8 million. For the nine-month period ended June 30, 2006 cash provided by operating activities amounted to EUR 0.4 million and EUR 60.4 million cash provided by investing activities.

The carrying amounts of the major classes of assets and liabilities held for sale as of June 30, 2007 and September 30, 2006 were as follows:

Assets and liabilities held for sale

As of June 30, 2007 and September 30, 2006 (EUR thousand)

	June 30, 2007	Sep. 30, 2006
	(unaudited)
Inventories, net	68	4,047
Accounts receivable, net	—	11,525

Assets held for sale	68	15,572

Accounts payable	—	14,322

Liabilities held for sale	—	14,322

5. Stock-based Compensation

For a description of the EPCOS stock-based compensation plan see our Annual Report as of September 30, 2006. Stock options granted under the Stock Option Plan 2004 are accounted based on their intrinsic value. A fair value can not be reliably determined because the Supervisory Board and the Management Board are authorized to introduce a cap in the case of unforeseen events.

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2006	2,696,500	38.21

Granted	559,000	16.31
Exercised	(17,000)	14.18
Forfeited	(205,500)	31.03

Balance as of June 30, 2007	3,033,000	31.79

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

6. Inventories, net

INVENTORIES, NET

(EUR thousand)

	June 30, 2007	Sep. 30, 2006
	(unaudited)
Raw materials and supplies	59,258	56,730
Work in process	66,011	64,015
Finished products	106,426	93,063

Total inventories, net	231,695	213,808

Total inventories as of June 30, 2007 and September 30, 2006, are net of valuation allowances of EUR 22.382 million and EUR 25.852 million, respectively.

7. Goodwill and Intangible Assets

The carrying amount of goodwill as of June 30, 2007 and September 30, 2006, is as follows:

GOODWILL

(EUR thousand)

	June 30, 2007	Sep. 30, 2006
	(unaudited)
Capacitors and Inductors	3,771	3,798
Ceramic Components	7,354	4,092
SAW Components	265	283

Total consolidated	11,390	8,173

In March 2007 EPCOS acquired 100% ownership interest in Aktiv Sensor GmbH, Stahnsdorf/Berlin for approximately EUR 5 million (2006 sales of approximately EUR 5 million). The increase in goodwill primarily is due to this acquisition.

Included in the Consolidated Balance Sheets as of June 30, 2007 and September 30, 2006 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	June 30, 2007		Sep. 30, 2006
	Gross	Net	Gross	Net
	(unaudited)
Patents, licenses and similar rights	40,741	5,191	39,226	5,556
Customer lists	3,891	1,838	3,200	1,387
Other	1,845	798	1,190	320

Total intangible assets (finite lives)	46,477	7,827	43,616	7,263

Amortization related to intangible assets (finite lives) amounted to EUR 0.776 million for the three-month period ended June 30, 2007 and EUR 2.366 million for the nine-month period ended June 30, 2007 (EUR 0.904 million for the three-month period ended June 30, 2006 and EUR 2.700 million for the nine-month period ended June 30, 2006). In accordance with SFAS No. 142, the Company

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

reassessed the useful lives of all other intangible assets in the first nine months of fiscal year 2007. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over their term, or in the case of customer lists, ten years maximum. Licenses are amortized over the term of the licensing agreement.

The development of the estimated annual amortization of intangible assets (finite lives) is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years (EUR thousand)

2007	2,942
2008	1,989
2009	1,744
2010	1,312
2011	346

8. Product warranties

The accruals for product warranties developed as follows:

PRODUCT WARRANTIES

(EUR thousand)

Balance as of September 30, 2006:	10,484
Product warranties created during reporting period	1,339
Utilization of accruals	(3,185)
Change in estimates	(3,298)
Foreign exchange translation adjustment	14

Accrual as of end of period	5,354

9. Earnings per Share

Basic earnings (loss) per share are computed by dividing net loss/income by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three-month and nine-month periods ended June 30, 2007 and 2006:

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

EARNINGS PER SHARE FROM CONTINUING OPERATIONS

for the 3 months and 9 months ended June 30, 2007 and 2006

(EUR thousand, except share data)

	3 months ended		9 months ended
	2007	2006	2007	2006
Net income from continuing operations – basic	17,215	13,919	44,928	22,957
Interest expense on convertible bonds (net of tax)	715	529	2,146	1,590
Net income – diluted	17,930	14,448	47,074	24,547
Denominator for basic earnings per share – weighted average shares	65,308,000	65,300,000	65,302,667	65,300,000
Effect of dilutive shares – stock options	92,239	—	28,317	—
Effect of dilutive shares – convertible bonds	6,500,000	6,500,000	6,500,000	6,500,000
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	71,900,239	71,800,000	71,830,984	71,800,000
Basic earnings per common share, EUR	0.26	0.21	0.69	0.35
Diluted earnings per common share, EUR	0.25	0.20	0.66	0.34

For the continuing operations, 8,000 shares out of exercised stock options were included for the three months ending June 30, 2007. For the continuing operations, 2,667 shares out of exercised stock options were included for the nine-month period ending June 30, 2007.

For the continuing operations, 92,239 shares relating to stock options outstanding were included for the three months ending June 30, 2007. For the continuing operations, 28,317 shares relating to stock options outstanding were included for the nine-month period ending June 30, 2007.

For the continuing operations, 6,500,000 shares relating to convertible bonds outstanding were included for the nine-month period and the three months ending June 30, 2007. For the continuing operations, 6,500,000 shares relating to convertible bonds outstanding were included for the nine-month period and the three months ending June 30, 2006.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

EARNINGS (LOSS) PER SHARE FROM DISCONTINUED OPERATIONS

for the 3 months and 9 months ended June 30, 2007 and 2006

(EUR thousand, except share data)

	3 months ended		9 months ended
	2007	2006	2007	2006
Net loss from discontinued operations – basic	(7)	(3,997)	(42)	(12,097)
Interest expense on convertible bonds (net of tax)	—	—	—	—
Net loss – diluted	(7)	(3,997)	(42)	(12,097)
Denominator for basic earnings per share – weighted average shares	65,308,000	65,300,000	65,302,667	65,300,000
Effect of dilutive shares – stock options	—	—	—	—
Effect of dilutive shares – convertible bonds	—	—	—	—
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,308,000	65,300,000	65,302,667	65,300,000
Basic earnings per common share, EUR	(0.00)	(0.06)	(0.00)	(0.18)
Diluted earnings per common share, EUR	(0.00)	(0.06)	(0.00)	(0.18)

For the discontinued operations no dilutive effects were included because of the anti-dilutive effects for all reported periods.

10. Pension plan

The following table presents the components of net pension cost for the three and nine months ended June 30, 2007 and 2006:

PENSION COST, NET

for the 3 months and 9 months ended June 30, 2007 and 2006

(EUR thousand)

	3 months ended		9 months ended
	2007	2006	2007	2006
Service cost	1,559	1,822	4,992	5,501
Interest cost	2,189	2,194	7,088	6,640
Expected return on plan assets	(425)	(390)	(1,314)	(1,218)
Amortization of unrecognized actuarial gains or losses	616	646	1,699	1,952
Unrecognized prior service cost	2	13	40	42

Periodic pension cost, net	3,941	4,285	12,505	12,917

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

11. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS, UNAUDITED

(EUR million)

	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated Total
3 months ended June 30, 2007
Orders received	129.8	133.3	94.4		357.5
Net sales	134.1	136.7	92.7		363.5
EBIT	5.0	7.9	8.2		21.1
Interest result, net					(1.3)
Income from continuing operations before income taxes and minority interest					19.8
Provision for income taxes					(2.5)
Minority interest					(0.1)
Loss from discontinued operations					(0.0)
Net income					17.2
Depreciation and amortization	7.6	8.8	11.7	0.5	28.6
Capital expenditures	5.7	7.2	14.0	0.7	27.6

3 months ended June 30, 2006
Orders received	127.7	119.9	108.5		356.1
Net sales	123.8	106.3	100.4		330.5
EBIT	(0.4)	3.0	12.4		15.0
Interest result, net					(2.0)
Loss from continuing operations before income taxes and minority interest					13.0
Provision for income taxes					1.0
Minority interest					(0.1)
Loss from discontinued operations					(4.0)
Net income					9.9
Depreciation and amortization	12.1	9.6	12.1	0.8	34.6
Capital expenditures	5.9	3.4	12.1	0.9	22.3

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS, UNAUDITED

(EUR million)

	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated total
9 months ended June 30, 2007
Orders received	404.2	405.8	281.3		1091.3
Net sales	386.8	380.7	295.2		1062.7
EBIT	11.5	12.8	33.4		57.7
Interest result, net					(4.4)
Income from continuing operations before income taxes and minority interest					53.3
Provision for income taxes					(8.1)
Minority interest					(0.3)
Loss from discontinued operations					(0.0)
Net income					44.9
Depreciation and amortization	22.7	25.9	35.8	1.5	85.9
Capital expenditures	15.5	26.7	36.2	0.7	79.1

9 months ended June 30, 2006
Orders received	387.9	332.6	318.7		1,039.2
Net sales	354.1	306.6	298.6		959.3
EBIT	(8.6)	1.7	36.9		30.0
Interest result, net					(7.5)
Income from continuing operations before income taxes and minority interest					22.5
Provision for income taxes					0.8
Minority interest					(0.3)
Loss from discontinued operations					(12.1)
Net income					10.9
Depreciation and amortization	24.8	28.7	38.0	1.7	93.2
Capital expenditures	12.8	16.2	31.8	2.0	62.8

EPCOS AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: August 1st, 2007	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG